Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

PRESS RELEASE

DENISON ANNOUNCES FUNDING OF PROJECT FINANCE INITIATIVE
INVOLVING STRATEGIC ACQUISITION OF PHYSICAL URANIUM

Toronto, ON – March 15, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that it has entered into an agreement with Cantor Fitzgerald Canada Corporation ("CFCC"), as lead underwriter and sole book-runner, on behalf of themselves and a syndicate of underwriters (collectively with CFCC, the "Underwriters"), under which the Underwriters have agreed to purchase, on a bought deal basis, 68,200,000 units of the Company (the "Units") at the price of USD$1.10 per Unit (the "Issue Price") for aggregate gross proceeds of approximately USD$75 million (the "Unit Offering").

Net proceeds of the Unit Offering are anticipated to be used to fund the strategic purchase of uranium concentrates (“U3O8” or “Uranium”) to be held by Denison as a long-term investment, intended to support the potential future financing of the advancement and/or construction of the Company’s flagship 90% owned Wheeler River Uranium Project (“Wheeler River”). Uranium purchases are planned to be made in the uranium spot market, with a target of accumulating approximately 2.5 million pounds U3O8.

The purchased Uranium is expected to strengthen the Company’s balance sheet and enhance its ability to access future project financing, with the potential collateralization of the Uranium holdings. In addition, the purchased Uranium could provide the Company with increased flexibility to negotiate long-term Uranium supply arrangements with future customers. If a future decision is made to advance Wheeler River into construction, the Company would eventually market its physical Uranium holdings to its future customers along with the mine production from Wheeler River.

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 13, 2020 to its short form base shelf prospectus dated June 2, 2020.

David Cates, President and CEO of Denison, commented, “Public support for carbon-free, base-load nuclear energy continues to grow as part of the clean energy-transition movement. Denison is well positioned to participate in this exciting narrative through the potential future development of our flagship Wheeler River uranium project. With the uranium market showing continued signs of incremental improvement in supply and demand fundamentals, this strategic financing is being undertaken at an ideal time for Denison – supporting the opportunistic acquisition of physical Uranium to hold as a long-term strategic capital asset.

The physical Uranium holdings that we expect to acquire will represent a sizeable portion of Denison’s share (2018 Pre-Feasibility Study) of the expected CAD$290 million of initial capital costs for Wheeler River. As a result, we expect this transaction to enhance the long-term financial stability of the company, as we advance towards a definitive development decision. From a project finance standpoint, the physical Uranium holdings could potentially de-risk the process by representing a meaningful source of collateral. Similarly, we expect that our future customers will value, as part of potential future discussions regarding off-take or long-term contracting arrangements, the fact that our Company will already have a sizeable base of physical Uranium before achieving first production from Wheeler River.

Importantly, with this transaction, Denison’s joins other major publicly-traded uranium companies that have disclosed sizeable physical uranium purchases in recent years, and we have broken the conventional equity dilution model for mining development companies –

as our shareholders will benefit from the additional financial stability of our Uranium holdings, while remaining fully leveraged to any future appreciation of uranium prices during the balance of the environmental assessment and feasibility study processes currently planned for Wheeler River.”

Unit Offering

Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of USD$2.25 per Warrant Share for 24 months after issuance. The Warrants will not be listed.

In addition, Denison has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters (subject to certain agreed upon limitations), to purchase up to approximately an additional 10,230,000 Units at the Issue Price for a period of up to 30 days after the closing of the Unit Offering, for potential additional gross proceeds to Denison of up to approximately USD$11.25 million.

Denison will pay to the Underwriters a cash commission equal to 5% of the gross proceeds of the Unit Offering, including any proceeds received from the exercise of the Over-Allotment Option.

The Unit Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated June 2, 2020 (the "Base Shelf Prospectus"). The Prospectus Supplement will be filed with the securities commissions in each of the provinces and territories of Canada, except Quebec and is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Prospectus Supplement and related Base Shelf Prospectus may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com.

The Unit Offering is expected to close on or about March 22, 2021.

The Company’s at-the market equity offering program qualified under a supplement dated November 13, 2020 to the Base Shelf Prospectus (the “ATM Offering”) will terminate in connection with the Unit Offering and the Company will no longer offer or sell any common shares through the facilities of the Toronto Stock Exchange and/or NYSE American pursuant to such ATM Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement or the Base Shelf Prospectus.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates          (416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane      (604) 689-7842
Investor Relations

Follow Denison on Twitter @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements
Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to: the likelihood of completion of the Unit Offering and estimated timing for completion; the ability to obtain the necessary regulatory authority and approvals to complete the Unit Offering; the use of proceeds of the Unit Offering, including the acquisition of approximate quantities of Uranium; the strategic objectives of Denison, including the potential advancement of the Wheeler River project through project evaluation and de-risking to construction and production; the potential benefits to Denison of holding physical uranium, including as financial de-risking, collateral and/or appreciation in value; Denison’s joint venture interests, and the continuation of its contracts with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Unit Offering on the terms herein described or at all or pursue its evaluation and environmental assessment activities necessary to advance the Wheeler River project, which could have significant impacts on Denison. Denison may not be able to deploy the proceeds as intended, if Uranium is not available to be purchased at all or at prices deemed appropriate. Further, should the price of uranium materially decline, Denison’s strategy of acquiring and holding physical uranium could expose Denison to significant losses and adversely impact the financial position of the Company. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) and the Company may not be able to, or may choose not to, proceed to a FS, construction or production for Wheeler River. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Management’s Discussion & Analysis dated March 4, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.